Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 15 April, 2008

ASX & MEDIA RELEASE
15 APRIL, 2008

NOVOGEN’S NV-128 IS A UNIQUE INHIBITOR OF mTOR DEPHOSPHORYLATION LEADING TO CASPASE INDEPENDENT DEATH IN CHEMORESISTANT CANCER CELLS

San Diego – 15 April - Pre-clinical studies reviewed during an oral presentation here today at the annual meeting of the American Association for Cancer Research, demonstrate that the Novogen drug candidate NV-128 engages a novel mode of cell death targeting the akt-mTOR pathway in multi-drug resistant ovarian cancer cells.  The data were presented by Dr Ayesha Alvero, MD, and Associate Professor Gil Mor, MD, Department of Obstetrics and Gynecology, Yale University School of Medicine.

NV-128 is unique in that it does not induce caspase-mediated apoptosis which can be non-functional in chemoresistant cancer cells due to accumulated mutations in tumour suppressor/promoter genes and over-expression of anti-apoptotic proteins.  Rather, NV-128 uncouples the akt-mTORP70S6K signal transduction cascade which has a key role in driving protein translation and uncontrolled cancer cell proliferation.  Further, NV-128 induces mitochondrial depolarization via a novel pathway involving the autophagy protein Beclin-1 and Bcl-2, thereby resulting in endonuclease G translocation to the nucleus and cell death.

“We consider that the capacity of NV-128 to trigger mTOR dephosphorylation leading to caspase-independent cell death, in otherwise chemoresistant ovarian cancer cells, opens new possibilities for the use of NV-128 as a potential addition to conventional chemotherapy targeting ovarian cancer cells,” said Dr Mor.

In the context of developing therapies indicated against late stage ovarian cancer, Dr Mor said, “the demonstration of a functional caspase-independent cell death pathway in apoptotic-resistant ovarian cancer cells is a key step to the development of alternative targeted therapy for refractory patients.”

Structurally, NV-128 is an analogue of triphendiol (NV-196) and phenoxodiol, both of which are investigational drugs that have been licensed by Novogen to Marshall Edwards, Inc.  Phenoxodiol is currently in a multinational, multi-centre Phase III clinical trial for patients with late stage ovarian cancer.  Triphendiol has recently been granted orphan drug status by the FDA for pancreatic and bile duct cancers, and late stage melanoma.

“The ability of our suite of analogues to invoke discreet modes of cell death suggests that they have potential to be used synergistically, thereby inhibiting alternative modes of cancer cell survival which may be invoked post therapy.  This could lower the incidence of residual disease clinically,” said Professor Alan Husband, Group Director of Research, Novogen, Limited.

Unlike analogues of rapamycin, like temsirolimus and everolimus, which target only mTORC1, NV-128’s capacity to dephosphorylate mTOR enables it to inhibit both mTORC1 and mTORC2 activity.  This blocks growth factor driven activation of AKT and the potential for development of chemoresistance.  Further, unlike NV-128, rapalogs invoke caspase-mediated apoptosis making them less effective in those cancer cells that have developed rapalog-resistance and have a dysfunctional apoptotic cascade.

Also presented in Dr Alvero’s paper was a proof of concept study in an animal model of drug resistant ovarian cancer, where it has been demonstrated that NV-128 not only significantly retards tumour proliferation, but is more efficacious than other standard of care drugs.  It was also reported that phosphorylated p70s6K was decreased, and endonucelase G was increased in tumours taken from mice dosed with NV-128 thereby confirming that the NV-128 mechanism of action in vivo is the same as that observed in vitro, and that both proteins can be employed as markers of NV-128 efficacy.

“We are just now beginning to realise the depth of oncology drug candidates that our technology will uncover,” said Professor Husband. “We anticipate that refinement of our proprietary molecular scaffold driven by computer-based molecular modelling, will continue to yield novel derivatives not only indicated as oncology leads, but also for cardiovascular and inflammatory diseases.“

About NV‐128:

In contrast to phenoxodiol and triphendiol, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death.  It appears that in conjunction with autophagy induction, NV-128 induces caspase independent cell death via the AKT-mTOR pathway resulting in beclin sequestration of Bcl-2, Bax up-regulation and mitochondrial depolarization.  As a consequence, endonuclease G translocates to the nucleus where it initiates DNA degradation and cell death.  This offers an opportunity for use as a monotherapy in chemoresistant cancers and enhanced efficacy against cancer targets less susceptible to phenoxodiol.  The option for co-administration of combinations of these drugs is also under investigation to extend the potential therapeutic range of this unique class of oncology compounds.

About Novogen Limited:

Novogen Limited (ASX: NRT; NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world.  Novogen is involved in drug discovery and product development for a range of degenerative disorders including cancer, cardiovascular diseases and inflammatory diseases.  The Company coordinates an international clinical research and development program with external collaborators, hospitals and universities. For more information, visit www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.